UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 20, [illegible]

William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/20/2004

Re: Morgan Stanley
Incoming letter dated November 26, 2004

Dear Mr. O'Shaughnessy:

This is in response to your letter dated November 26, 2004 concerning the shareholder proposal submitted to Morgan Stanley by ProxyVote Plus. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Craig Rosenberg
ProxyVote Plus
2 Northfield Plaza
Northfield, IL 60093

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

November 26, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal From ProxyVote Plus

Dear Ladies and Gentlemen:

On November 5, 2004, Morgan Stanley (the "Company") received a letter dated November 5, 2004 from ProxyVote Plus ("ProxyVote") submitting a stockholder proposal (the "Proposal") for inclusion in the Company's 2005 proxy statement purportedly on behalf of the United Association S&P 500 Index Fund (the "Fund"). See Exhibit A. The Proposal requests that the Company prepare and issue a job loss and dislocation impact statement relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign companies over the last five years, as well as any planned job cuts or offshore relocation actions. The Company intends to omit the Proposal from its proxy statement because the Proposal is excludable under Rule 14a-8(b) and (f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons that follow, we request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy statement.

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the Fund must have continuously held at least $2,000 in market value of the Company's common stock for at least one year prior to and including November 5, 2004, the date the Proposal was submitted. The Fund does not currently appear as a registered holder on the Company's books and records of any shares of the Company's common stock and has not provided proof of ownership. ProxyVote has also failed to provide proof of authority to represent the Fund or any other Company stockholder.

By letter dated November 9, 2004 (the "Notification Letter"; see Exhibit B), which was delivered to ProxyVote within the required 14 day period, the Company (i) outlined the requirements of Rule 14a-8(b)(1) and requested that the Fund provide the Company with a written statement from the record holder verifying that the Fund continuously held the requisite amount of securities for at least one year prior to and including November 5, 2004, (ii) requested that ProxyVote submit written evidence of authority to represent the Fund in connection with the submission of the Proposal and (iii) advised the Fund that its response needed to be postmarked or transmitted electronically

MorganStanley

no later than 14 calendar days from the date ProxyVote received the Notification Letter or the Company could exclude the Proposal pursuant to Rule 14a-8(f)(1).

ProxyVote received the Notification Letter on November 10, 2004. Therefore, pursuant to Rule 14a-8(f)(1), the Fund's response to the Notification Letter needed to be postmarked or transmitted electronically by November 24, 2004.

The Company has not received the requested materials from ProxyVote or the Fund. Therefore, the Proposal is excludable by the Company pursuant to Rules 14a-8(b) and 14a-8(f) because the procedural and eligibility deficiencies were not remedied after notification by the Company within the required time period. See, e.g., *Motorola, Inc.* (Sept. 28, 2001), *Target Corporation* (Mar. 12, 2001), *AT&T Corp.* (Dec. 11, 2000). The Company has not received either written evidence that ProxyVote was authorized to act on behalf of the Fund, or that the Fund owned the requisite amount of shares of the Company's common stock for the requisite period.

The Staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. See, e.g., *Eastman Kodak Company* (Feb. 7, 2001) (broker letter stating ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted), *IBM Corp.* (Dec. 18, 2002) (broker letter stating ownership from November 7, 2000 through November 7, 2001 insufficient to provide proof of ownership for the year preceding November 5, 2001).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. See, e.g., *Sysco Corporation* (Aug. 10, 2001). The Company believes an extension of the 14-day period is not warranted in the present case because the Notification Letter fully complied with the requirements of Rule 14a-8(f)(1).

For these reasons, the Company respectfully requests the Staff to confirm that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy statement.

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing the Staff with six copies of this letter and six copies of the Proposal and the Notification Letter. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to ProxyVote. By copy of this letter we are notifying ProxyVote of the Company's intention to omit the Proposal from its proxy materials.

Morgan Stanley

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding the Proposal, we would appreciate the opportunity to confer with the Staff prior to the issuance of your response under Rule 14a-8.

The Company anticipates that its 2005 proxy materials will be finalized for printing in February 2005 to meet our scheduled definitive filing with the Commission and mailing schedule. Accordingly, the Staff's prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

Copy to:

Mr. Craig Rosenberg
ProxyVote Plus
2 Northfield Plaza
Northfield, IL 60093

Exhibit A
Page 1 of 3

ProxyVote Plus

November 5, 2004

VIA FACSIMILE: 212-761-0331

Mr. Donald G. Kempf, Jr.
Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036
Re: Shareholder Proposal

Dear Mr. Kempf:

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Morgan Stanley ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Exhibit A
PAGE 2 of 3

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of Morgan Stanley ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of

Exhibit A
PAGE 3 of 3

thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

Exhibit B

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

Direct Dial (212) 762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

November 9, 2004

Via UPS Overnight

Mr. Craig Rosenberg
ProxyVote Plus
2 Northfield Plaza
Northfield, IL 60093

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Rosenberg:

On November 5, 2004, we received your letter dated November 5, 2004 submitting a proposal for inclusion in Morgan Stanley's 2005 proxy statement on behalf of the United Association S&P 500 Index Fund.

As an initial matter, you have not provided written evidence that the United Association S&P 500 Index Fund authorizes you to represent the Fund with regard to this proposal. You must submit written evidence authorizing you to represent the Fund with regard to this proposal.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in our proxy statement the Fund must, among other things, have continuously held at least $2,000 in market value of Morgan Stanley's common stock for at least one year prior to and including the date the Fund submits the proposal. (A copy of SEC rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is attached for your reference.) The Fund currently is not the registered holder on Morgan Stanley's books and records of any shares of Morgan Stanley common stock and has not provided proof of ownership. Accordingly, the Fund must submit to us either (1) a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, on the date you submitted the proposal (November 5, 2004), the Fund had *continuously* held $2,000 in market value of Morgan Stanley common stock for at least the one year period prior to and including November 5, 2004 or (2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and a written statement that the Fund continuously held $2,000 in market value of Morgan Stanley common stock for the one year period prior to and including November 5, 2004.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information (including the evidence of the Fund's authorization for you to represent it with regard to this proposal) to us no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

Very truly yours,

William J. O'Shaughnessy, Jr.

William J. O'Shaughnessy, Jr.

Enclosure
cc: Sean O'Ryan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated November 26, 2004

The proposal relates to information regarding jobs.

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Morgan Stanley's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor